August 29, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Ranjit Singh Pawar

Re: Endeavour Silver Corp.

Form 40-F for the Fiscal Year Ended December 31, 2024

Filed March 11, 2025

File No. 001 -33153

Dear Mr. Pawar:

On behalf of Endeavour Silver Corp (the "Company"), this letter responds to the comments of the Staff of the Securities and Exchange Commission (the "Staff") contained in your letter dated August 19, 2025 (the "Comment Letter") with respect to the above-referenced filing. For ease of reference, we have set forth each of the Staff's comments in bold type below, followed by the Company's response.

Comment 1

We note you disclose net earnings and comprehensive earnings for each of your reportable segments in the far-right column of your table at page 29. Please revise your disclosure to explain how you have allocated costs to your segments with details sufficient to understand the methods used and types of costs allocated to provide an understanding of the reported segment information. Refer to paragraph 27(b) of IFRS 8.

Response:

The Company acknowledges the Staff's comment. Beginning with our next Form 6-K for the quarter ending September 30, 2025, we will revise our disclosure to include the following wording to explain how we are allocating costs to our segments in accordance with IFRS 8.27:

"Revenues, cost of sales, exploration costs and income taxes are attributed to the operation in which they arise. General and administrative costs, foreign exchange gains and losses, and investment and other income are managed centrally and are presented within the Corporate segment. Gains and losses from remeasurement of assets and liabilities measured at fair value are attributed to the segment in which the related asset or liability resides. Segment results are presented net of intersegment transactions where services are performed on behalf of other Group entities. There are no amounts unallocated to reportable segments."

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Comment 2

We note your disclosures related to the adverse tax ruling you received in June 2015 related to disputes between your subsidiary, MSCG and the Mexican tax authorities. We note that the tax assessment totaled $6.1 million and that subsequent efforts to appeal the matter have been rejected by the courts and that you are in discussions with the tax authorities to settle this estimated tax liability. Please explain your basis for recording $964 thousand accrual for this tax liability and the underlying guidance in IAS 12 that supports your accounting.

Response:

The $964 thousand accrual recognized in income taxes payable corresponds to the carrying amount of MSCG's net assets expected to be surrendered in a negotiated settlement at the reporting date. This amount represents what we expect to pay or surrender to the tax authority (in line with principles of IAS 12.46 and specific guidance of IFRIC 23.15). The accrual differs from the $6.1 million assessment because we do not expect to settle the full assessment. Based on legal advice, we anticipate that settlement will be achieved by transferring the shares of MSCG, rather than paying the full assessment amount. Consistent with IFRIC 23.8, no detection risk was included in the measurement.

We will remeasure the accrual at each reporting date as negotiations advance or new information becomes available, with any changes recognized in income tax expense (IFRIC 23.13).

Comment 3

We note your discussion of the fair value hierarchy at Note 11(b) describes your specific assets and liabilities included in the Level 1, Level 2 and Level 3 categories and the inputs and valuation methods used to determine their fair values at page 34. Please revise your narrative disclosures to identify your derivative liabilities in the appropriate category.

Response:

The Company acknowledges the Staff's comment. Beginning with our next Form 40-F, we will revise our fair value hierarchy narrative disclosures as noted below to identify our derivative liabilities and assets in the appropriate category.

"Level 2: The Company determines the fair value as follows: of the embedded derivatives related to the trade receivables based on the quoted closing price obtained from the silver and gold metal exchanges; SARs liability is determined by using an option pricing model; and the derivative liabilities by using forward prices from observable market curves for these contracts at the period end date."

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Closing

We appreciate the Staff's comments and the opportunity to improve our disclosures. Please contact the undersigned at lsenez@edrsilver.com if you have any questions regarding our responses.

Sincerely,

Elizabeth Senez

Chief Financial Officer

Endeavour Silver Corp.

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